KENMAR GLOBAL TRUST
                          UNAUDITED ACCOUNT STATEMENT
                     FOR THE MONTH ENDING FEBRUARY 28, 2002




                          STATEMENTS OF INCOME (LOSS)

TRADING INCOME (LOSS)
Realized Trading Gain/(Loss) .................................    ($268,154.98)
Change in Unrealized Gain/Loss) ..............................    ($169,490.65)
Gain/(Loss) on Other Investments .............................        ($420.92)
Total Trading Income .........................................    ($143,111.96)
                                                                  ------------
                                                                  ($581,178.51)
EXPENSES
Audit Fees ...................................................          ($0.00)
Administrative and Legal Fees ................................       $7,505.09
Management Fees ..............................................           $0.00
Incentive Fees ...............................................           $0.00
Other Expenses ...............................................           $0.00
                                                                  ------------
Total Expenses ...............................................       $7,505.09

INTEREST INCOME ..............................................      $16,377.72

NET INCOME (LOSS) FROM THE PERIOD ............................    ($572,305.88)
                                                                  ============


                 STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

Beginning of Month ..................     $15,612,214.03
Addition ............................        $225,000.00
Withdrawal ..........................        ($68,568.00)
New Income/(Loss) ...................       ($572,305.88)
                                          --------------
Month End  ..........................     $15,196,340.15

Month End NAV Per Unit ..............             $89.18

Monthly Rate of Return ..............              -3.67%
Year to Date Rate of Return .........              -7.57%


         To the best of our knowledge and belief, the information above is accurate and complete:


/s/  KENNETH A. SHEWER, CHAIRMAN                 /s/  MARC S. GOODMAN, PRESIDENT
--------------------------------                 -------------------------------
     Kenneth A. Shewer, Chairman                      Marc S. Goodman, President


                   Kenmar Advisory Corp., General Partner of
                               Kenmar Global Trust

At the request of KGT, Beacon no longer trades stock indices for the Fund's account; the Meka program remains unchanged in all other respects. There can be no assurance that such modification will enhance the performance of the Meka program (or reduce losses in unprofitable periods).

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                                            ------------------------------------
February 2002
                                            ------------------------------------
                                            KENMAR
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Kenmar Global Trust (KGT) ended February -3.7%, net of fees and expenses, as profits realized in the grains were offset by unprofitable positions throughout the remaining sectors in the portfolio. The Net Asset Value per unit of KGT was $89.18 as of February 28, 2002.

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Allocation of Assets to Advisors

                                                    Feb 1 2002      Mar 1 2002
                                                    ----------      ----------
             Beacon ...........................        5%               7%
             C-View ...........................       25%              25%
             Grinham ..........................       25%              26%
             Transtrend .......................       26%              26%
             Winton ...........................       19%              16%

--------------------------------------------------------------------------------

Confidence in markets took a battering during February as worries over the accuracy of corporate balance sheets emerged on both sides of the Atlantic. Hopes for an economic recovery and fears about corporate earnings acted as opposing forces, leaving market indices largely unchanged for the month, albeit not without volatility. In the U.S., equity indices ended the month mixed as the blue chip Dow Industrials rose while the technology heavy Nasdaq slipped; the S&P 500 was slightly lower at month-end. At the start of the month, a U.S. recovery seemed underway; bolstered by rosy economic data and a raft of positive corporate earnings. The positive sentiment was short-lived, however, when a disappointing consumer confidence report sparked profit taking. Wall Street's mood turned negative as fears of a 'double-dip' recession overshadowed the markets. Similarly, European equity markets edged lower amid persistent worries about corporate debt and account procedures. Elsewhere, despite intermittent setbacks, Japanese indices moved higher buoyed by speculation about possible steps to reform the crippled banking system by the Bank of Japan.

U.S. bond prices lacked clear direction during February, ultimately succumbing to a falling equity market and ongoing corporate credit and accounting concerns. Further, remarks by Federal Reserve Chairman Greenspan that the economic rebound could be sluggish, dampened expectations that the central bank would soon raise rates. Jitters in the corporate bond and stock markets are expected to remain until investors see solid first quarter earnings results. In the meantime, investors remained with the safety of government bonds; widening the spread between corporate and treasury yields. Prices of the Japanese government bond rose for most the month on growing speculation that the government was going to announce measures to rescue the failing bank sector. The majority of eurozone government bond markets tracked the U.S. during February.

In the currencies, the Japanese financial situation weighed on the yen, the dollar was under pressure from "Enronitis", and the market was still skeptical about the euro. For most of the month, the global currency markets were rudderless and range bound in reaction to the volatile U.S. equity markets; the Swiss franc benefited from safe-haven buying. After the recent floating of the Venezuelan boliver and Argentine peso, both currencies were among the worlds most volatile in February. In Scandinavia, the Swedish krona and the Norwegian krone both reached fresh eight-month highs against the euro.

Gold surged to three-year highs, helped by stock market worries and a softer dollar. Waning confidence in U.S. equities boosted worldwide demand for gold as a safe-haven asset. Copper rose to an eight month high early in the month as a brightened outlook on the U.S. economy prompted speculation that an industrial upturn would increase demand. Silver and platinum also ended the month higher. Wheat prices dropped lower as wintry weather blasted the Midwest, putting stress on crops. The petroleum complex was choppy during February as prices reacted to supply data; possible U.S. military actions against Iraq and potential Russian export limits. Sugar and coffee both trended lower.

To the best of my knowledge and belief, the above information is accurate and complete.


Sincerely,


/s/ ESTHER ECKERLING GOODMAN
-------------------------------------------
    Esther Eckerling Goodman
    Chief Operating Officer and
    Senior Executive Vice President
    Kenmar Advisory Corp., as Managing Owner
    Kenmar Global Trust


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        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

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
[LOGO]KENMAR                     For further information contact    Two American Lane    Tel 203.861.1025
      Kenmar Advisory Corp.      Kenmar Securities, Inc.            PO Box 5150          Fax 203.552.1500
                                                                    Greenwich CT 06831
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